SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of December 2017

Commission File Number: 001-13464

Telecom Argentina S.A.

(Translation of registrant’s name into English)

Alicia Moreau de Justo, No. 50, 1107

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

Telecom Argentina S.A.

TABLE OF CONTENTS

Item

1.   English translation of letter dated December 18, 2017 to the Argentine Securities & Exchange Commission (Comisión Nacional de Valores)

FREE TRANSLATION

Buenos Aires, December 18, 2017

Chairman of the Comisión Nacional de Valores

Lic. Marcos Ayerra

Dear Sirs,

RE: Merger by Absorption between Telecom Argentina S.A. (the Surviving Company) and Cablevisión S.A. (the Absorbed Company). Exchange Ratio.

I am writing to you as Responsible for Market Relations of Telecom Argentina S.A (“Telecom Argentina” or the “Company”) to inform you the following about the distribution of cash dividends resolved today by the Boards of Directors of Telecom Argentina and Cablevisión S.A. (“Cablevisión”):

a)             The total amount of dividends whose distribution was approved by the Board of Directors of Telecom Argentina for $ 4,150,312,272- includes $ 877,585,000-, which are equivalent to u$s 50 million in accordance with the dividends set forth in the subsection (d) (ii) from the Fifth Section, item 4, of the Preliminary Merger Agreement celebrated by Telecom Argentina and Cablevisión on June 30, 2017 and in the Final Merger Agreement subscribed on October 31, 2017.

b)             The total amount of dividends whose distribution was approved by the Board of Directors of Cablevisión for $ 4,077,790,056-, includes $ 77,790,056- that, when added to the $ 800 million distributed by Cablevisión in September 2017, are equivalent to u$s 50 million in accordance with the dividends set forth in the subsection (d) (i) from the Fifth Section, item 4, of both aforementioned Preliminary and Final Merger Agreements.

c)              The amounts that exceed the u$s 50 million allowed for each of the companies by the Fifth Section, item 4, subsection (d) (i) and (ii) of the Preliminary Merger Agreement and the Final Merger Agreement; i.e., $ 4,000,000,000- to be distributed by Cablevisión S.A. and $ 3,272,727,272- to be distributed by Telecom Argentina, do maintain the proportionalities taken into account in the Exchange Ratio agreed in the Preliminary Merger Agreement and the Final Merger Agreement, thus not resulting in any modification of the aforementioned Exchange Ratio.

Sincerely,

Telecom Argentina S.A.

/s/ Gabriel P. Blasi
Responsible for Market Relations

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Argentina S.A.

Date:	December 19, 2017	By:	/s/ Gabriel P. Blasi
			Name:	Gabriel P. Blasi
			Title:	Responsible for Market Relations